               As filed with the Securities and Exchange Commission on December 12, 2011
                              Investment Company Act File No. 811-22107

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

SEI STRUCTURED CREDIT FUND, LP
(Name of Issuer)

SEI STRUCTURED CREDIT FUND, LP
(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James Ndiaye, Esq.
c/o SEI Investments Management Corporation
One Freedom Valley Drive
Oaks, Pennsylvania 19456
Telephone: (610) 676-2269
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

Timothy W. Levin, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
Telephone: (215) 963-5000

December 12, 2011
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation*	$33,000,000	Amount of Filing Fee**	$3,831.30

* Calculated as the aggregate maximum purchase price for limited partnership interests.

** Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______	Form or Registration No.: ______
Filing Party: ______	Date Filed: ______

[ ]
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1.  SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the Offer to Purchase dated December 19, 2011, attached as Exhibit B hereto (the "Offer to Purchase"), which is incorporated herein by reference.

ITEM 2.  ISSUER INFORMATION.

(a) The name of the issuer is the SEI Structured Credit Fund, LP a Delaware limited partnership (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund pursues its investment objective by investing in a portfolio comprised of collateralized debt obligations and other structured credit investments. The principal executive office of the Fund is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456 and the telephone number is 610-676-2269.

(b) The title of the securities that are the subject of this offer is limited partnership interests in the Fund ("Interests"). As of October 31, 2011, there was approximately $369 million of interests outstanding.

(c) Interests are not traded in any market, and any transfer of Interests is strictly limited by the terms of the Fund's Agreement of Limited Partnership dated as of June 27, 2007, as may be amended from time to time (the "Partnership Agreement").

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The Fund is tendering for its own Interests. Reference is hereby made to the section entitled "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)

         (i) Subject to the conditions set forth in the Offer to Purchase, the Fund is seeking tenders for Interests having an aggregate net asset value on March 31, 2012 not to exceed $33,000,000 (the "Offer").

         (ii) The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on March 31, 2012, upon the terms and conditions set forth in the Offer to Purchase. Reference is hereby made to the Cover Letter to the Offer to Purchase (“Cover Letter”), Summary Term Sheet, and the sections entitled "Offer to Purchase and Price," "Purchases and Payment" and "Certain Conditions of the Offer" of the Offer to Purchase, each of which is incorporated herein by reference.

         (iii) The Offer is scheduled to expire at 5:00 p.m., Eastern Time, on January 25, 2012, unless extended. Reference is hereby made to the Cover Letter, Summary Term Sheet and the sections entitled "Offer to Purchase and Price" and "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

         (iv)  Not applicable.

         (v) Reference is hereby made to the Cover Letter, Summary Term Sheet and the section entitled "Certain Conditions of the Offer" of the Offer to Purchase, each of which is incorporated herein by reference.

         (vi) Reference is hereby made to the Summary Term Sheet and the section entitled "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

         (vii) Reference is hereby made to the Cover Letter, the Summary Term Sheet and the sections entitled "Procedure for Tenders" and "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

         (viii) Reference is hereby made to the Summary Term Sheet and the section entitled "Procedure for Tenders" of the Offer to Purchase, each of which is incorporated herein by reference.

         (ix) Reference is hereby made to the section entitled "Amount of Tender" of the Offer to Purchase, which is incorporated herein by reference.

         (x) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.
         (xi) Not applicable.

         (xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) Reference is hereby made to the section entitled "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund's registration statement on Form N-2, filed with the Securities and Exchange Commission on August 1, 2007 (the “Registration Statement”) and the Partnership Agreement provide that the Board of Directors of the Fund (the "Board") has the discretion to determine whether the Fund will repurchase Interests from time to time from Investors pursuant to written tenders. The Registration Statement also states that the Fund does not intend to conduct any repurchase offers until two years after the commencement of the Fund’s operation.  After the initial two year period, SEI Investments Management Corporation, the Fund's investment adviser (the "Adviser"), expects that it will recommend to the Board that the Fund offer to repurchase Interests from Investors four times each year, as of the last business day of March, June, September and December. The Fund is not aware of any other contract, agreement, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between the Fund, SEI Investment Strategies, LLC, the Fund's general partner (the "General Partner"), any of the Fund's or the General Partner's executive officers or directors, any person controlling the Fund or the General Partner, or any executive officer or director of any person ultimately in control of the Fund or the General Partner, with respect to the Interests.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(c) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference is hereby made to the Summary Term Sheet and the section entitled "Purchases and Payment" of the Offer to Purchase, each of which is incorporated herein by reference.

(b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the General Partner, the Board or the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Investors or from the proceeds of the sale of portfolio securities and assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Fund does not hold any Interests in treasury. The General Partner does not beneficially own any Interests and none of the directors of the Fund beneficially own any Interests.

(b) There have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the General Partner, any of the Fund's or the General Partner's executive officers or directors, the Adviser, any person controlling the Fund or the General Partner, or any executive officer or director of any person ultimately in control of the Fund, the General Partner or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a)              (1) Reference is made to the following audited financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

Audited financial statements for the period of August 1, 2007 (commencement of operations) to December 31, 2007, which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 10, 2008.

Audited financial statements for the period of January 1, 2008 to December 31, 2008 (fiscal year end), which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 9, 2009.

Audited financial statements for the period of January 1, 2009 to December 31, 2009 (fiscal year end), which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 11, 2010.

Audited financial statements for the period of January 1, 2010 to December 31, 2010 (fiscal year end), which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 11, 2011

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1) None.

(2)  None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	The Offer to Purchase, attached hereto as Exhibit B, is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

A. Cover Letter to Offer to Purchase.

B. Offer to Purchase.

C. Form of Letter of Transmittal.

D. Form of Notice of Withdrawal of Tender.

E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI STRUCTURED CREDIT FUND, LP
By:	/s/ James Ndiaye
Name:	James Ndiaye, Esq.
Title:	Vice-President & Secretary

Dated:  December 12, 2011

EXHIBIT INDEX

EXHIBITS

A. Cover Letter to Offer to Purchase.

B. Offer to Purchase.

C. Form of Letter of Transmittal.

D. Form of Notice of Withdrawal of Tender.

E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.